Free Writing Prospectus

VanEck Merk Gold Trust

2020-12-01 Overview tab

0001546652

Pursuant to 433/164

333-238022

OUNZ
VanEck Merk Gold Trust

Fund Description

VanEck® Merk® Gold Trust seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

Fund Ticker	OUNZ
Exchange	NYSE Arca
Sponsor	Merk Investment LLC
Trustee	Bank of New York Mellon
Custodian	JPMorgan Chase Bank, N.A.
Marketing Agent	Van Eck Securities Corp.

as of 11/30/20

Total Net Assets	$398.9M
Options	Available
Commencement	05/16/2014
ETF Structure	Physical
Expense Ratio	0.25%

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Overview

The VanEck Merk Gold Trust (the "Trust" or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

The Trust's primary objective is to provide investors with an opportunity to invest in gold through the shares and be able to take delivery of physical gold bullion (physical gold) in exchange for their shares. The Trust's secondary objective is for the shares to reflect the performance of the price of gold less the expenses of the Trust's operations.

Key Points

- **Deliverability**
  VanEck Merk Gold Trust holds gold bullion in the form of allocated London Bars. It differentiates itself by providing investors with the option to take physical delivery of gold bullion in exchange for their shares.
- **Convertibility**
  For the purpose of facilitating delivery, Merk has developed a proprietary process for the conversion of London Bars into gold coins and bars in denominations investors may desire.
- **Tax Efficiency**
  Taking delivery of gold is not a taxable event as investors merely take possession of what they already own: the gold.

Trading Information

Fund Ticker	OUNZ
NAV	OUNZNV
Intraday NAV (IIV)[1]	OUNZIV
Shares Outstanding	23,218,501
CUSIP	921078101
ISIN	US9210781012

Source: Bloomberg

Fees and Expenses

Expense Ratio	0.25%

Prices as of 11/30/20

	NAV/ Market Price	Volume 30-Day Avg./ Last Trading Day	Daily Change NAV/ Last Price	YTD Change NAV/ Last Price	Premium/ Discount	30-Day Median Bid Ask Spread	NAV Chart
OUNZ	$17.18	299,651	-$0.16 / -0.94%	+15.37%	$0.00	–	
	$17.32	226,985	$-0.11 / -0.63%	+16.63%	0.01%		

Performance History: Average Annual Total Returns* (%)

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Month End as of 10/31/20

	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE 05/16/14
OUNZ (NAV)	-0.29	-4.29	23.21	24.11	13.55	10.06	--	5.49
OUNZ (Share Price)	-0.38	-4.98	23.37	23.95	13.50	10.05	--	5.46

	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE 05/16/14
OUNZ (NAV)	-3.62	6.64	23.57	26.57	13.27	10.68	--	5.61
OUNZ (Share Price)	-4.27	5.81	23.84	27.53	13.34	10.64	--	5.60

**Returns less than one year are not annualized.*

The table presents past performance which is no guarantee of future results and which may be lower or higher than current performance. Returns reflect temporary contractual fee waivers and/or expense reimbursements. Had the ETF incurred all expenses and fees, investment returns would have been reduced. Investment returns and ETF share values will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost. ETF returns assume that dividends and capital gains distributions have been reinvested in the Fund at NAV.

ETF Statistics as of 11/30/20

Total Net Assets	398,900,419	Shares Outstanding	23,218,501
Gold per Share	0.010	Gold in Trust	226,320.017
Gold per 1,000 Shares	9.747	Indicative Gold per Basket	487.371
Gold per Basket	487.370		

Web Access Notice: VanEck is committed to ensuring accessibility of its website for investors and potential investors, including those with disabilities. If you have difficulty accessing any feature or functionality on the VanEck website, please feel free to call us at 800.826.2333 or email us at info@vaneck.com for assistance.

Important Disclosure

VanEck only serves professional clients in countries where the funds are registered or where funds can be sold in accordance with local private placement rules.

[1]IIV is an abbreviation for the intraday indicative value of an ETF's Shares (and is also known as the Indicative Optimized Portfolio Value or IOPV), and is disseminated every 15 seconds during regular trading hours. The IIV is based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit. The IIV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the IIV should not be viewed as a "real-time" update of the Fund's NAV, which is computed only once a day. The Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy.

[2]Morningstar Ratings: If applicable, when the ETF is rated three stars or more for any given period. ©Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not

warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor
666 Third Avenue
New York, NY 10017

800.826.2333